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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Wasington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING
                                                               SEC FILE NUMBER
                                                                    1-10702

                                                                  CUSIP NUMBER
                                                                   880779103

(Check One): (X)Form 10-K ( )Form 20-F ( )Form 11-K ( )Form 10-Q ( )Form N-SAR

                    For Period Ended:  December 31, 1993
                    [  ] Transition Report on Form 10-K
                    [  ] Transition Report on Form 20-F
                    [  ] Transition Report on Form 11-K
                    [  ] Transition Report on Form 10-Q
                    [  ] Transition Report on Form N-SAR
                    For the Transition Period Ended:

 Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Full Name of Registrant

TEREX CORPORATION

Former Name if Applicable



Address of Principal Executive Office (Street and Number)

500 POST ROAD EAST, SUITE 320

City, State and Zip Code

WESTPORT, CT  06880-4431


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          |  (a)  The reasons described in reasonable detail in Part III of
          |       this form could not be eliminated without unreasonable effort
          |       or expense;
          |  (b)  The subject annual report, semi-annual report, transition
          |       report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion
[X]       |       thereof, will be filed on or before the fifteenth calendar
          |       day following the prescribed due date; or the subject
          |       quarterly report or transition report on Form 10-Q, or
          |       portion thereof will be filed on or before the fifth calendar
          |       day following the prescribed due date; and
          |  (c)  The accountant's statement or other exhibit required by Rule
          |       12b-25(c) has been attached if applicable.
          |       SEE EXHIBIT 1:  Copy of Form 12b-25 of Fruehauf Trailer
          |       Corporation filed with the Securities and Exchange Commission
          |       on March 31, 1994.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Terex Corporation (the "Company") hereby informs the Securities and Exchange Commission (the "Commission") that it will be unable to file its Annual Report on Form 10-K (the "Annual Report") for the year ended December 31, 1993 within the time period prescribed for such filing without unreasonable effort and expense.

The Company has been advised by Fruehauf Trailer Corporation ("Fruehauf"), which was a wholly-owned subsidiary of the Company prior to July 8, 1991 whose financial results were consolidated with those of the Company until December 31, 1991 and in which the Company presently owns an approximate 19.1% equity interest, that Fruehauf is currently conducting a detailed analysis of the allocation of the purchase price paid by the Company in its 1989 acquisition of Fruehauf and determining the impact of required adjustments on the opening balance sheet and subsequent periods in consultation with Fruehauf's former auditors. Until the analysis is completed and the necessary adjustments quantified, Fruehauf has advised that it will not be able to complete its financial statements for filing in Fruehauf's Annual Report, and that Fruehauf's financial statements and related auditors' reports for the years ended December 31, 1989 through 1992 should not be relied upon.

Because the Company accounted for Fruehauf as a consolidated subsidiary for the years 1989 through 1991 and using the equity method for 1992, the Company's financial statements for 1991 and 1992 are subject to adjustment to the extent that the Fruehauf financial statements are adjusted. As a result, the Company will not be able to complete its financial statements and related disclosures for filing in the Company's Annual Report until Fruehauf has completed its
financial statements.   Because Fruehauf has advised that its financial
statements and related auditors' reports for the years 1989 through 1992 should not be relied upon, the Company's financial statements for those years and related auditors' reports also should not be relied upon.

Fruehauf has advised the Company that it believes that the restatements will result in larger losses being reported for the years ended December 31, 1989, 1990 and 1991 and reduced losses for the years ended December 31, 1992 and 1993. Based on the information provided by Fruehauf, the Company believes that the restatements will result in larger losses being reported for the years ended December 31, 1989, 1990 and 1991 and reduced losses for the year ended December 31, 1992. Although the Company continued to account for its investment in Fruehauf using the equity method for 1993, the Company does not believe that the restatements of Fruehauf's financial statements for 1993 will materially affect the Company's financial statements for 1993 because the Company had reduced its carrying value for its investment in Fruehauf to zero by the end of 1992 and was not required to record any material amounts for Fruehauf's losses in 1993.



PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

MARVIN B. ROSENBERG                       203        222-7170
- ------------------------------------    -------    --------------------------
(Name)                                 (Area Code)   (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If
     answer is no, identify report(s).                       (X) Yes    ( ) No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
     portion thereof?                                        (X) Yes    ( ) No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


The Company's net loss for the year ended December 31, 1993 was $62.7 million. The Company's net loss for the year ended December 31, 1992, as previously reported, was $57.2 million. As stated above in Part III, the Company believes, based on information provided by Fruehauf, that the restatements will result in reduced losses for the year ended December 31, 1992. As further stated above, the Company does not believe that the restatements of Fruehauf's financial statements for 1993 will materially affect the Company's financial statements for 1993 because the Company had reduced its carrying value for its investment in Fruehauf to zero by the end of 1992 and was not required to record any material amounts for Fruehauf's losses in 1993.


                               TEREX CORPORATION
            -------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date      MARCH 31, 1994                     By /s/ MARVIN B. ROSENBERG
                                                    MARVIN B. ROSENBERG
                                                    SENIOR VICE PRESIDENT,
                                                    SECRETARY AND
                                                    GENERAL COUNSEL


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
           Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).


                             GENERAL INSTRUCTIONS


1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


                                   EXHIBIT 1


                                                            OMB APPROVAL
                                                  OMB Number:        3235-0058
                                                  Expires:       June 30, 1994
                                                  Estimated average burden
                                                  hours per response ...  2.50

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Wasington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING
                                                               SEC FILE NUMBER
                                                                    1-10772

                                                                  CUSIP NUMBER


(Check One): (X)Form 10-K ( )Form 20-F ( )Form 11-K ( )Form 10-Q ( )Form N-SAR

                    For Period Ended:  December 31, 1993
                    [  ] Transition Report on Form 10-K
                    [  ] Transition Report on Form 20-F
                    [  ] Transition Report on Form 11-K
                    [  ] Transition Report on Form 10-Q
                    [  ] Transition Report on Form N-SAR
                    For the Transition Period Ended:

 Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Full Name of Registrant

FRUEHAUF TRAILER CORPORATION

Former Name if Applicable


Address of Principal Executive Office (Street and Number)

26999 CENTRAL PARK BOULEVARD

City, State and Zip Code

SOUTHFIELD, MICHIGAN  48076


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]       |  (a)  The reasons described in reasonable detail in Part III of
          |       this form could not be eliminated without unreasonable effort
          |       or expense;
[X]       |  (b)  The subject annual report, semi-annual report, transition
          |       report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion
          |       thereof, will be filed on or before the fifteenth calendar
          |       day following the prescribed due date; or the subject
          |       quarterly report or transition report on Form 10-Q, or
          |       portion thereof will be filed on or before the fifth calendar
          |       day following the prescribed due date; and
[ ]       |  (c)  The accountant's statement or other exhibit required by Rule
          |       12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

                               See ATTACHMENT A.



PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

TIMOTHY J. WIGGINS                       810        948-1505
- ------------------------------------    -------    --------------------------
(Name)                                 (Area Code)   (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If
     answer is no, identify report(s).                       (X) Yes    ( ) No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
     portion thereof?                                        (X) Yes    ( ) No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               See ATTACHMENT C.



                         FRUEHAUF TRAILER CORPORATION
            -------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date      MARCH 30, 1994                     By  /s/ TIMOTHY J. WIGGINS
                                                     TIMOTHY J. WIGGINS
                                                     EXECUTIVE VICE PRESIDENT


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
           Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).


                             GENERAL INSTRUCTIONS


1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.




                                 ATTACHMENT A


Fruehauf Trailer Corporation (the "Company") hereby informs the Securities and Exchange Commission (the "Commission") that it will be unable to file its Annual Report on Form 10-K within the time period prescribed for such filing without unreasonable effort and expense.

The Company issued a press release dated March 30, 1994 with respect to a delay in issuing fourth quarter operating results and its Annual Report on Form 10-K. A copy of the press release is attached as Attachment B. In the press release, the Company announced that it will revise the allocation of the purchase price paid by Terex Corporation in its 1989 acquisition of the Company. At the present time, the Company is conducting a detailed analysis of the allocation of the purchase price and determining the impact of the required adjustments on the opening balance sheet and subsequent periods in consultation with the Company's former auditors. The Company believes that the restatements will result in larger losses being reported for the years ended December 31, 1989, 1990 and 1991 and reduced losses for the years ended December 31, 1992 and 1993. Accordingly, the Company's financial statements and related auditors' reports for the years ended December 31, 1989 through 1992 should not be relied upon. The Company will issue revised financial statements upon the completion of the investigation.

Until this process is complete, the company will not be able to file its 1993 Annual Report on Form 10-K. The Company's management and outside auditors are diligently working to complete the investigation in order to complete the 1993 Annual Report and the audit of the financial statements required in the Annual Report.


                                 ATTACHMENT B


FOR IMMEDIATE RELEASE

For further information:

Timothy J. Wiggins, Gregory G. Fehr
Fruehauf Trailer Corporation
313-948-1300

Stuart Carlisle
Dewe Rogerson Inc.
212-688-6840


FRUEHAUF TRAILER CORPORATION ANNOUNCES RESTATEMENTS, DELAY IN ISSUING FOURTH QUARTER OPERATING RESULTS AND FORM 10-K. EXPECTS TO REPORT IMPROVED OPERATING RESULTS IN FOURTH QUARTER 1993.


(Southfield, MI, March 29, 1994) - Fruehauf Trailer Corporation (NYSE:FTC) today announced that the Company has amended its second and third quarter 1993 Quarterly Reports on Form 10-Q and will revise the allocation of the purchase price paid by Terex Corporation in its 1989 acquisition of the Company.

The Company amended its second and third quarter Form 10-Q's with respect to the accounting treatment for investments in affiliate companies which are being held for sale. Based upon review of relevant SEC literature published during the fourth quarter of 1993, the Company revised its accounting treatment for these investments in affiliate companies. The restatement has the effect of reducing the restructuring provision recorded by the Company in the second quarter of 1993 by approximately $8.0 million and increasing the equity in net losses of affiliate companies by approximately $7.2 million in the third quarter. These adjustments have no impact on the Company's working capital. For the nine months ended September 30, 1993, the restatement has the effect of decreasing the net loss by $0.8 million or $0.06 per share.

The Company is also currently conducting a detailed analysis of the allocation of the purchase price and determining the impact of required adjustments on the opening balance sheet and subsequent periods in consultation with the Company's former auditors. The Company believes that the restatements will result in larger losses being reported for the years ended December 31, 1989, 1990 and 1991 and reduced losses for the years ended December 31, 1992 and 1993. Accordingly, the Company'sfinancial statements and related auditors' reports for the years ended December 31, 1989 through 1992 should not be relied upon. The Company will issue revised financial statements upon the completion of the investigation. Until this process is completed and the necessary adjustments quantified, the Company will not be able to release its financial results for the fourth quarter and year ended December 31,1993.

Fruehauf will file for an extension with respect to its 1993 Annual Report on Form 10-K with the Securities and Exchange commission. The Company is hopeful that its Form 10-K and the corresponding amendment to Form S-1 originally filed in November 1993 will be filed by the end of the 15-day extension period.

Thomas B. Roller, President and Chief Executive Officer, stated, "We knew going into the turnaround that we would be operating in a complex environment with difficult challenges. We believe these restatements move us forward in resolving some of the most difficult issues. While we are disappointed in the delays in completing our required filings and in registering the shares we sold in August 1993, we continue to make significant progress in turning around the core business of Fruehauf."

When the current accounting investigation is complete, the Company expects to report improved fourth quarter 1993 operating results as compared to the corresponding quarter of 1992 and the third quarter of 1993. The Company expects to report fourth quarter 1993 sales of approximately $65.6 million as compared to third quarter 1993 sales of approximately $50.1 million. The improved performance reflects the Company's improved liquidity as a result of the August 1993 refinancing transactions and strong growth in new order backlog. Current backlog is in excess of $170 million compared to the backlog of approximately $86 million in August 1993 and is more than $40 million ahead of expected levels. The Company also expects to report fourth quarter 1993 gross margin in excess of 12% and significantly lower operating expense in relation to the corresponding quarter of 1992 and the third quarter of 1993. These improvements result from increased production levels during the fourth quarter and positive impacts of restructuring efforts.

The Company is currently in negotiations with its lenders to amend certain provisions of the bank credit facility, including to provide for additional borrowing capacity under its revolving credit facility and to amend financial covenants as of December 31, 1993 through 1995. Borrowings are currently capped at $25 million under the revolving credit facility and would be increased to $35 million under proposed arrangement. As a condition to the new arrangement, the Company will raise at least $9 million in new equity financing.

Commenting on the bank negotiations, Thomas B. Roller stated, "We are hopeful to reach an agreement in principle with our lenders in the very near future.
We believe that the expanded borrowing capacity and new equity will provide the Company with additional opportunities to participate in the robust truck trailer market.

Fruehauf Trailer Corporation is one of the world's leading manufacturers of truck trailers -- producing, marketing and servicing the industry's widest range of dry freight van, refrigerated van, platform, dump, and liquid and dry bulk tank trailers. Among the largest suppliers of trailer parts in North America, Fruehauf products are sold through the truck trailer industry's largest branch and authorized dealer network in North America.



                                 ATTACHMENT C


The Company hereby informs the Commission that its results of operations for the fourth quarter of 1993 Will be more favorable than the results reported for the corresponding quarter in 1992. As discussed in Attachment A to this Form 12b-25, the Company is currently conducting a detailed analysis of the allocation of the purchase price paid by Terex Corporation in its 1989 acquisition of the Company and determining the impact of required adjustments on the opening balance sheet and subsequent periods including the fourth quarter of 1992. While the fourth quarter 1992 operating result are subject to adjustment, the Company expects to report improved fourth quarter 1993 operating results as compared to the corresponding quarter of 1992.

The improved performance reflects the Company's improved liquidity as a result of the August 1993 refinancing transactions and strong growth in new order backlog. Also, during the fourth quarter of 1993, the Company has recorded a gain of approximately $5.2 million on the satisfaction of the Company's long-term payable to Terex Corporation. In addition, the Company has recorded pension and postretirement health care benefit curtailment gains as a result of significant reductions in expected years of service of the covered workforce.

During the fourth quarter of 1992, the Company recorded certain provisions for the costs of settling certain litigation, additional exposures on products liability contingencies and adjustments to the net realizable value of Jacksonville Shipyards, Inc., a wholly owned subsidiary of the Company. In addition, the Company wrote off certain deferred debt issuance costs in the fourth quarter of 1992 as a result of the change in the maturity of its main credit facility from 1995 to June 1993.

The Company in unable to provide the Commission with a reasonable estimate of results of operations for the quarter or year ended December 31, 1993 until it has completed the detailed analysis of the allocation of the purchase price and determined the impact of required adjustments on the opening balance sheet and subsequent periods.